March 28, 2018

Securities and Exchange Commission

Division of Corporate Finance

Office of Healthcare and Insurance

100 F Street, NE

Washington, DC 20549

Attn:	Vanessa Robertson

Re:	Oasmia Pharmaceutical AB

Form 20-F for the Fiscal Year Ended April 30, 2017

Filed August 24, 2017

File No. 001-37604

Dear Ms. Robertson:

Oasmia Pharmaceutical AB (the “Company”) hereby submits its response to the letter of comments dated February 14, 2018 (the “Comment Letter”) relating to the Annual Report on Form 20-F (“Form 20-F”) referenced above received by staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

Item 15. Controls and Procedures, page 92

Comment No. 1. Please tell us how you determined that a conclusion that your internal control over financial reporting (ICFR) was not effective as of April 30, 2017, did not impact your conclusion regarding the effectiveness of your disclosure controls and procedures (DCP), as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Please refer to SEC Release No. 33-8238, Final Rule: Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, which states that disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles. Please explain how you determined that the material weaknesses in your ICFR was not one of the components of ICFR that is also included in disclosure controls and procedures.

Response No. 1. The Company hereby acknowledges that it erred in concluding that the disclosure controls and procedures as of April 30, 2017, included in Item 15.A of its annual report on Form 20-F as at that date, were effective when the conclusion should have been that they were not. The Company advises the staff that it will file an amendment to such Form 20-F. Finally, the Company is in the process of implementing control procedures to provide reasonable assurance that reports that it files or submits under the Exchange Act are correct

To remediate the material weakness in our internal control over financial reporting described above, we are implementing new control procedures to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS. The changes to the control environment include, but are not limited to, the following:

•	For future assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, the Company will retain third-party specialists and utilize additional internal resources to update internal control procedures including having all changes in writing regarding 20-F confirmed by two senior managers before filing the financial statements with the SEC. Such resources will be retained by management at the direction of the audit committee.

Oasmia Pharmaceutical AB Vallongatan 1 SE-752 28 Uppsala Sweden

Telephone + 46 18 50 54 40      Fax + 46 18 51 08 73

info@oasmia.com        www.oasmia.com

•	For future assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, the Company will prepare an accounting and internal control memorandum to address the matter as necessary, as well as further educate its management regarding internal control and accounting through related accounting literature, which will be reviewed by the Chief Financial Officer and presented to the audit committee.

These remediation initiatives are intended to enhance the Company’s ability to provide accurate and timely internal control by establishing a formal process and specific control activities. Management believes that these measures, which are currently being implemented, will remediate the identified weakness. Other than as noted above, other changes may be implemented in the future to enhance and improve the Company’s ICFR measures to prevent this weakness from recurring.

However, the material weakness will not be considered remediated until the applicable remedial controls operate for a sufficient period and management has concluded, through testing, that these controls are operating effectively.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (46) 1850 5440 or our counsel Henry Nisser at (212) 930-9700.

Very truly yours, /s/ Anders Blom

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